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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. *)

                         Visible Genetics Inc.
                            (Name of Issuer)

                              Common Stock

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                    (Title of Class of Securities)

                              92829S104
                            (CUSIP Number)

                         Eric M. Sippel, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
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       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              October 2, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 92829S104                                    Page 2 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Spinnaker Founders Fund, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   317,200
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              317,200
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     317,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%
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14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 92829S104                                    Page 3 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Bowman Capital Management, L.L.C.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   317,200
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              317,200
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     317,200
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IA  00

CUSIP No. 92829S104                                    Page 4 of 9 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence A. Bowman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   317,200
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              317,200
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     317,200
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%
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14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 92829S104                                    Page 5 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Visible Genetics Inc. ("Visible"). The principal executive office of Visible is located at 700 Bay Street, Suite 1000, Toronto, ON, Canada, M5G1Z6.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The persons filing this statement are Bowman Capital Management, L.L.C. ("LLC"), Lawrence A. Bowman ("Bowman") and Spinnaker Founders Fund, L.P., a Delaware limited partnership ("Spinnaker").

     (b) The business address of LLC, Bowman and Spinnaker is 1875 South Grant Street, Suite 600, San Mateo, California 94402.

     (c) Bowman is the manager and principal member of the LLC which serves as the investment adviser to and the general partner of Spinnaker, an investment limited partnership.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Bowman is a citizen of the United States of America.

CUSIP No. 92829S104                                    Page 6 of 9 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

LLC            Affiliate                     $2,524,990 (1)
Spinnaker      Working Capital               $2,524,990

(1)  This amount represents purchases of the Stock for Spinnaker.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisition of the Stock is investment. Although the persons named in Item 2 hereof may acquire or dispose of additional securities of Visible, they have no current plans or proposals that relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Visible or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of Visible or of any of its subsidiaries;

     (c) Any change in the present board of directors or management of Visible, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of Visible;

     (e) Any other material change in Visible's business or corporate structure;

     (f) Changes in Visible's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Visible by any person;

     (g) Causing a class of securities of Visible to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of Visible becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i)  Any action similar to any of those enumerated above.

CUSIP No. 92829S104                                    Page 7 of 9 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned               Voting Power   Dispositive Power
Name      Number    Percent   Sole Shared    Sole Shared

Bowman    317,200   4.4%      0    317,200   0    317,200

LLC       317,200   4.4%      0    317,200   0    317,200

Spinnaker 317,200   4.4%      0    317,200   0    317,200

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since August 3, 1997:

          Purchase                      Number         Price
Name       or Sale       Date           of Shares      Per Share

Spinnaker      S         8/05/97          4,000         6.937500
Spinnaker      S         8/05/97         10,000         6.562500
Spinnaker      P         9/23/97         10,000         8.500000
Spinnaker      P         9/23/97         75,000         8.406300
Spinnaker      P         9/24/97        100,000         9.631300
Spinnaker      P         9/29/97         40,000         9.562500
Spinnaker      P         10/06/97        25,000        12.375000
Spinnaker      S         1/23/98          5,000         7.175000
Spinnaker      S         1/23/98         20,000         7.140600
Spinnaker      S         1/26/98         25,000         6.757500
Spinnaker      S         1/27/98         25,000         6.306000

All purchases and sales were executed as open market transactions.

CUSIP No. 92829S104                                    Page 8 of 9 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LLC serves as General Partner to Spinnaker pursuant to a Limited Partnership Agreement which provides LLC with the authority to purchase, vote and dispose of securities for Spinnaker. LLC is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Pursuant to Investment Management Agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to LLC based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED AS OF:   February 17, 1998

               Spinnaker Founders Fund, L.P.

               By:  Bowman Capital Management, L.L.C., General Partner

                    By:  /s/ Lawrence A. Bowman
                         Lawrence A. Bowman, Manager


               /s/ Lawrence A. Bowman
               Lawrence A. Bowman


               Bowman Capital Management, L.L.C.

               By:  /s/ Lawrence A. Bowman
                    Lawrence A. Bowman, Manager

CUSIP No. 92829S104                                    Page 9 of 9 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Visible Genetics Inc. For that purpose, the undersigned hereby constitute and appoint Bowman Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED AS OF:  February 17, 1998.

               Spinnaker Founders Fund, L.P.

               By:  Bowman Capital Management, L.L.C., General Partner

                    By:  /s/ Lawrence A. Bowman
                         Lawrence A. Bowman, Manager

               /s/ Lawrence A. Bowman
               Lawrence A. Bowman


               Bowman Capital Management, L.L.C.

               By:  /s/ Lawrence A. Bowman
                    Lawrence A. Bowman, Manager

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